SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).

For the fiscal year ended December 31, 2008.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission file number: 001-11713

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Retirement Plan for OceanFirst Bank

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OceanFirst Financial Corp.

975 Hooper Avenue, Toms River, New Jersey 08753

REQUIRED INFORMATION

Items 1-3. The Retirement Plan for OceanFirst Bank (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The plan intends to file such financial statements and schedules in lieu of the financial statements required by these items as permitted by Item 4.

Item 4. The Retirement Plan for OceanFirst Bank, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Financial Statements. Listed below are all financial statements and schedules filed as a part of the annual report:

(a)	Audited Statements of Net Assets Available for Plan Benefits as of December 31, 2008 and December 31, 2007 and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended and the schedule of assets (held at end of year).

Exhibits

The following exhibits are filed as part of this report.

23.0	Consent of KPMG LLP

RETIREMENT PLAN FOR

OCEANFIRST BANK

Financial Statements and Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Board of Trustees

Retirement Plan for OceanFirst Bank:

We have audited the accompanying statements of net assets available for plan benefits of the Retirement Plan for OceanFirst Bank (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Retirement Plan for OceanFirst Bank as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4 (i) — Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Short Hills, NJ
June 29, 2009

RETIREMENT PLAN FOR

OCEANFIRST BANK

Statements of Net Assets

Available for Plan Benefits

December 31, 2008 and 2007

	2008	2007
Assets:

Investments (notes 1 and 6):
Insurance Company Pooled Separate Accounts	$6,256,188	$9,149,291
Guaranteed Interest Contract Fund	1,202,382	838,116
Common Stock	3,723,411	3,417,534
Participant loans receivable	222,939	299,945

Net assets available for plan benefits at fair value	11,404,920	13,704,886

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	9,335	12,044

Net assets available for plan benefits	$11,414,255	$13,716,930

See accompanying notes to financial statements.

RETIREMENT PLAN FOR

OCEANFIRST BANK

Statements of Changes in Net Assets

Available for Plan Benefits

Years Ended December 31, 2008 and 2007

	2008	2007
Additions to net assets attributed to:
Investment loss (note 6):
Net depreciation in fair value of investments	$(2,685,657)	$(988,337)
Interest and dividends	55,563	48,539

	(2,630,094)	(939,798)

Contributions:
Employer contributions	450,546	—
Employee contributions	1,572,455	1,217,423
Employee rollover contributions	116,636	17,307

Total contributions	2,139,637	1,234,730

	(490,457)	294,932
Deductions from net assets attributed to:
Benefits to participants	1,811,018	2,028,397
Expenses	1,200	1,200

Net decrease	(2,302,675)	(1,734,665)
Net assets available for plan benefits at beginning of year	13,716,930	15,451,595

Net assets available for plan benefits at end of year	$11,414,255	$13,716,930

See accompanying notes to financial statements.

RETIREMENT PLAN FOR

OCEANFIRST BANK

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Retirement Plan for OceanFirst Bank (the Plan) for employees of OceanFirst Bank (OceanFirst) have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

(b)	Investments in Insurance Company Pooled Separate Accounts, Stock Fund and Participant Loans

Under the terms of an agreement with Diversified Investment Advisors (Diversified), a subsidiary of AUSA Life Insurance Company (AUSA), and OceanFirst, Diversified, the Plan’s trustee, maintains separate pooled accounts into which certain of the contributions made by OceanFirst on behalf of its employees and contributions made by OceanFirst employees are invested. Additionally, OceanFirst has appointed State Street Bank as custodian for the OceanFirst Financial Corp. stock fund. Investments are stated at current fair value based on current market quotations. Interest and dividend income is recognized in the period earned. Purchases and sales are recorded on the trade date.

Under the terms of the agreement with Diversified, contributions are also invested in AUSA’s Guaranteed Interest Contract Fund (GIC Fund). The GIC Fund is stated at fair value in accordance with Financial Accounting Standards Board Staff Position No. AAG-INV-1 and Statement of Position 94-4-1. The contract value of the GIC Fund represents contributions made to the GIC Fund plus interest based on the contract rate, less distributions from and administrative expenses of the contract. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer and reset annually. The crediting interest rate for the years ended December 31, 2008 and 2007 was 3.50% and 4.25%, respectively.

Participant loans receivable are carried at amortized cost which does not differ materially from fair value as determined by using a discounted cash flow model based on current market rates of interest.

(c)	Risks and Uncertainties

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual mutual fund objectives, stock market, interest rates, economic conditions, and world affairs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for Plan benefits.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

RETIREMENT PLAN FOR

OCEANFIRST BANK

Notes to Financial Statements Continued

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e)	Related-Party Transactions

Certain Plan investments are managed by Diversified. Diversified is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(f)	Impact of New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this statement does not require any new fair value measurements. The Company adopted the statement effective January 1, 2008. The adoption of SFAS No. 157 did not have a material impact on the Plan’s operations. In February 2008, Financial Accounting Standards Board Staff Position (“FSP”) No. 157-2, “Effective Date of FASB Statement No. 157” was issued. FSP No. 157-2 delayed the application of SFAS No. 157 for non-financial assets and non-financial liabilities until January 1, 2009. In October 2008, FSP No. 157-3 “Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active” was issued which clarifies the applications of SFAS No. 157 in a market that is not active. In April 2009, FSP 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” was issued. This FSP provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

(g)	Certain amounts previously reported have been reclassified to conform to the current year’s presentation.

(2)	Description of Plan

(a)	General

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is a defined contribution plan which became effective on September 1, 1988. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

RETIREMENT PLAN FOR

OCEANFIRST BANK

Notes to Financial Statements Continued

(b)	Eligibility

Substantially all employees of OceanFirst who have attained the age of 21 and have completed or are expected to complete 1,000 hours of service in the 12-month period following the employee’s employment date may join the Plan after completing six months of service, as defined.

(c)	Employee Contribution

Participants may contribute from 1% to 15% of earnings (as defined), subject to legal limitations. A participant may direct their contributions among the funds in any manner they desire, provided that all directed allocations be in whole percentages.

(d)	Employer Contributions

Effective January 1, 2008 the Bank provided a matching contribution to participants equal to 100% of the first 1% of contributed earnings and 50% on the next 5% of contributed earnings.

(e)	Vesting

The employer matching contribution is fully vested after 2 years of service. Participant’s contributions are fully vested at all times.

(f)	Forfeitures

Forfeitures of employer matching contributions are credited to the Bank and may be used to offset future employer contributions.

(g)	Participant Loans

Participants may borrow up to 50% of the value of their vested interest in the Plan, subject to certain limitations defined in the Plan. Loans must be repaid with interest over a term not to exceed five years, except for a loan for a principal residence which may be repaid over a longer period of time, as established by the Plan.

(h)	Benefit Payments/Withdrawal

Participants are entitled to receive their vested account balance in a lump sum upon separation from service for any reason, including disability and death. The benefit to which a participant is entitled is the benefit that can be provided from a participant’s account.

Participants are entitled to withdraw any vested amount from their account upon request at which time the withdrawal is recorded. Withdrawal of pretax contributions is subject to written approval from the plan administrator and the purpose of the withdrawal must be for financial hardship.

(i)	Participant Accounts

A participant’s account is credited with their employee contributions, plus any accumulated investment earnings or losses on those contributions.

(j)	Excess Contributions

Excess contributions above plan limits are refunded to participants. There were no excess contributions refunded for the years ended December 31, 2008 and 2007.

RETIREMENT PLAN FOR

OCEANFIRST BANK

Notes to Financial Statements Continued

(k)	Investments

Under the terms of the insurance contract between Diversified and OceanFirst, Diversified is authorized to execute and enter into any and all agreements for the purpose of effecting the Plan. All monies contributed to the Plan are forwarded to Diversified and invested in either the Guaranteed Interest Contract Fund, OceanFirst Financial Corp. common stock or separate pooled accounts in accordance with employee investment elections. The separate pooled accounts available for investments include either the Money Market Fund (invests in cash equivalent securities such as commercial paper, bank paper, U. S. Treasury bills and repurchase agreements), the Inflation-Protected Security Fund (formerly Intermediate Government Bond Fund) (invests in fixed income securities, primarily U. S. Government bonds), the Government Fixed Bond Fund (invests in obligations issued, insured or guaranteed by the U.S. Government or national mortgage agencies, including GNMA, FHLMC and FNMA certificates, and U. S. Treasury issues), the Core Bond Fund (invests in U.S. Government securities, mortgage-backed securities and investment grade corporate bonds), the High Yield Bond Fund (invests in lower rated, high yield corporate debt securities), the Large Value Fund (formerly Value and Income Fund) (invests in high yielding common stocks), the Large Core Fund (formerly Growth and Income Fund) (invests in common stocks, convertibles, rights and warrants), the Small Core Fund (formerly Special Equity Fund) (invests in common stocks of small to medium size growth oriented companies), the Growth Fund (formerly Aggressive Equity Fund) (invests in medium to large capitalization stocks with accelerating earnings growth rate), the International Equity Fund (invests in stock markets of major U.S. trading partners), the Short Horizon Strategic Allocation Fund (invests primarily in fixed income securities), the Intermediate Horizon Strategic Allocation Fund (invests in a combination of stocks, bonds and short-term instruments), or the Intermediate/Long Horizon Strategic Allocation Fund (invests primarily in common stocks).

(3)	Plan Termination

The Employer expects to continue the Plan indefinitely, but reserves the right to amend or terminate the Plan at any time. In the event of dissolution of the Plan, the accounts shall be revalued as if the termination date were a valuation date, and the participant account balances shall be distributed.

(4)	Federal Income Taxes

The Plan received a favorable tax determination letter from the Internal Revenue Service dated May 21, 2003 indicating that the Plan qualifies under the provisions of Section 401 of the Internal Revenue Code and the related trust is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

(5)	Plan Expenses

Costs of all services rendered on behalf of the Plan are paid by OceanFirst except for participant transaction changes which are paid by the participant. Additionally, OceanFirst provides, without charge, personnel and office facilities for the administration of the Plan.

RETIREMENT PLAN FOR

OCEANFIRST BANK

Notes to Financial Statements Continued

(6)	Investments

The following is a summary of individual investments, at fair value, that represent 5% or more of net assets available for plan benefits at December 31, 2008 and 2007:

	December 31
	2008	2007
Insurance Company Pooled Separate Accounts:
OceanFirst Financial Corp. Stock Fund	$3,723,411	$3,417,534
Guaranteed Interest Contract Fund	1,202,382	838,116
Large Value Fund	1,004,476	1,958,488
Large Core Fund	876,769	1,501,698
Small Core Fund	701,083	1,232,692
International Equity Fund	N.A.	1,041,174

(7)	Fair Value Measurements

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair market measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or the most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

SFAS No. 157 requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, SFAS No. 157 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlations or other means.

RETIREMENT PLAN FOR

OCEANFIRST BANK

Notes to Financial Statements Continued

Level 3 Inputs - Significant unobservable inputs that reflect an entity’s own assumptions that market participants would use in pricing the assets or liabilities.

A description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. While management believes the Plan’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Insurance Company Pooled Separate Accounts – The investment is valued at a daily calculated unit value based on observable inputs.

Guaranteed Interest Contract Fund – The investment is valued based upon observable inputs.

Common Stock – The investment is valued at a daily calculated unit value based on observable inputs.

Participant Loans Receivable – The loans receivable are valued at amortized cost which does not differ materially from fair value as determined by using a discounted cash flow model based on current market rates of interest.

Fair value estimates are made at a point in time, based on relevant market data as well as the best information available about the security. Illiquid credit markets have resulted in inactive markets for certain securities. As a result, there may be limited observable market data for these assets. Fair value estimates for securities for which limited observable market data is available are based on judgments regarding current economic conditions, liquidity discounts, credit and interest rate risks, and other factors. These estimates involve significant uncertainties and judgments and cannot be determined with precision. As a result, such calculated fair value estimates may not be realizable in a current sale or immediate settlement of the security.

The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of December 31, 2008 segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value
Insurance Company Pooled Separate Accounts	$—	$6,256,188	$—	$6,256,188
Guaranteed Interest Contract Fund	—	1,202,382	—	1,202,382
Common Stock	—	3,723,411	—	3,723,411
Participants Loans Receivable	—	—	222,939	222,939

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Balance, beginning of year	$299,945
Purchases, sales, issuances and settlements (net)	(77,006)

Balance, end of year	$222,939

RETIREMENT PLAN FOR

OCEANFIRST BANK

Notes to Financial Statements Continued

For the years ended December 31, 2008 and 2007, the Plan’s investments, including realized gains (losses) on investments bought and sold, as well as held during the period, appreciated (depreciated) in value as follows:

	December 31,
	2008	2007
Guaranteed Interest Contract Fund	$—	$—
Money Market Fund	8,134	12,562
Inflation-Protected Security Fund	(7,211)	29,545
Government/Corporate Fixed Bond Fund	10,950	10,347
Core Bond Fund	(8,741)	21,627
High Yield Bond Fund	(54,806)	3,436
Large Value Fund	(818,895)	(40,592)
Large Core Fund	(566,519)	39,820
Small Core Fund	(440,455)	(58,782)
Growth Fund	(338,415)	135,045
International Equity Fund	(510,325)	91,305
Short Horizon Strategic Allocation Fund	(4,820)	1,609
Intermediate Horizon Strategic Allocation Fund	(141,992)	24,557
Intermediate/Long Horizon Strategic Allocation Fund	(212,108)	31,846
OceanFirst Financial Corp. Stock Fund	399,546	(1,290,662)

	$(2,685,657)	$(988,337)

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500:

2008
Net assets available for plan benefits per financial statements	$11,414,255
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,335)

Net assets per the Form 5500	$11,404,920

Total investment loss per financial statements	$(2,630,094)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(9,335)

Total investment loss per Form 5500	$(2,639,429)

Schedule 1

RETIREMENT PLAN FOR

OCEANFIRST BANK

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2008

Number of Units	Identity Of Issuer	Description of Investments	Fair Value	Fair Value Per unit
—	Diversified	Guaranteed Interest Contract Fund	$1,202,382	N/A
14,138.484993	Diversified	Money Market Fund	491,957	34.7956
14,269.464162	Diversified	Inflation-Protected Security Fund	419,267	29.3821
—	Diversified	Government Fixed Bond Fund	351,080	N/A
13,059.760863	Diversified	Core Bond Fund	349,763	26.7817
8,028.428514	Diversified	High Yield Bond Fund	123,262	15.3532
12,672.620906	Diversified	Large Value Fund	1,004,476	79.2635
22,074.626258	Diversified	Large Core Fund	876,769	39.7184
11,683.568389	Diversified	Small Core Fund	701,083	60.0059
28,522.202838	Diversified	Growth Fund	332,241	11.6485
26,049.078885	Diversified	International Equity Fund	432,938	16.6201
10,856.186162	Diversified	Short Horizon Strategic Allocation Fund	217,461	20.0311
25,329.356322	Diversified	Intermediate Horizon Strategic Allocation Fund	546,055	21.5582
17,088.178708	Diversified	Intermediate/Long Horizon Strategic Allocation Fund	409,836	23.9836
91,813.645851	—	OceanFirst Financial Corp. Stock Fund*	3,723,411	40.5540
—	—	Participant Loans (Range of interest rates charged – 4.25% to 8.25%) *	222,939	N/A

*	A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

Retirement Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009	Retirement Plan for OceanFirst Bank
Employee Profit Sharing Plan

	By:	/s/ John R. Garbarino
John R. Garbarino
Plan Administrator